Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  QLT Inc.

SEC File No.: 0-17082

Date: June 26, 2014

Strategic Transaction Auxilium Merger with QLT June 26, 2014

Merger Aligned with Growth Strategy Creates PLATFORM Designed to Accelerate Auxilium’s Transformation Canadian-Domiciled Structure Creates COMPETITIVE ADVANTAGE Expands Geographic FOOTPRINT STRONGER BALANCE SHEET and Financial Position Continued Product & Therapeutic Area DIVERSIFICATION

Executing on Multi-Phase Growth Strategy Expanded product portfolio and established leadership position in men’s healthcare Acquisition of Actient, STENDRA in-licensing Grew from 2 to 12 products (7 promoted , 5 growth) PHASE ONE: 2013 PHASE THREE: 2015 & Beyond Diversify product revenue stream, build men’s healthcare portfolio and establish new specialty therapeutic areas Leverage commercial expertise, competitive platform and financial resources to aggressively pursue strategic partnering and M&A PHASE TWO: 2014 QLT transaction creates more competitive M&A platform Stronger financial position Canadian domicile expands North American footprint Builds upon orphan drug platform with QLT retinoid program History of targeted innovation Two products (TESTIM and XIAFLEX for DC) Developed a vision and strategy for future growth FOUNDATION

QLT Snapshot Vancouver-based biotechnology company focused on development and commercialization of innovative ocular products NASDAQ Stock Market (symbol: QLTI) and the Toronto Stock Exchange (symbol: QLT) 37 employees Developing synthetic retinoid program for the treatment of certain inherited retinal diseases Designed to treat retinal diseases caused by gene mutations that interfere with the availability of 11-cis-retinal Programs in Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP) Auxilium intends to pursue potential licensing agreements for promising late-stage retinoid program $140 million in consolidated cash, cash equivalents as of March 31, 2014

Key Transaction Terms Structure A wholly-owned subsidiary of QLT will be merged with and into Auxilium; QLT will remain incorporated in British Columbia, Canada Auxilium shareholders will own approximately 76% of the combined entity; QLT shareholders will own approximately 24% Consideration Current Auxilium shareholders will receive 3.1359 QLT shares for each Auxilium share, subject to certain adjustments 25% premium for QLT shareholders based on closing stock prices on June 25, 2014 Management and Governance Combined company will be domiciled in Canada and renamed “New Auxilium” Maintain Auxilium’s current Executive Leadership Team and current offices in Chesterbrook, PA All current Auxilium directors expected to join the “New Auxilium” board, joined by two current QLT directors Synergies Expected financial & tax synergies Long-term estimated effective tax rate could eventually be reduced from the high 30% range to the mid-20%, and potentially lower, through continued partnering and M&A Timing / Approvals Expected close in the fourth quarter of 2014 Approvals include: approval of both companies’ shareholders; regulatory approvals; customary closing conditions; and consents from existing lenders or refinancing utilizing cash on hand and $225 million committed Deutsche Bank financing

Strategic Priorities & Milestones Moving Forward Successfully launch two new products: STENDRA for ED and XIAFLEX for PD Grow TESTOPEL and edex use with urologists Drive XIAFLEX to standard of care in Dupuytren’s Closely manage and strategically resource Testim franchise as a mature product, including AG STENDRA 15-minute onset of action sNDA – PDUFA Date: September 20, 2014 XIAFLEX multiple cord label expansion sBLA – PDUFA Date: October 20, 2014 Topline cellulite Phase 2a study results now expected in 4Q 2014 Topline Frozen Shoulder Phase 2b study results expected in 1Q 2015 Close QLT merger in 4Q 2014 Maximize value of current portfolio Successfully advance R&D opportunities Continue opportunistic approach to CD&L, aggressive partnering and M&A supported by new platform Maintain financial discipline and manage performance

Question & Answer Session